

January 19, 2011

via U.S. mail and facsimile

George Sharp, Chief Executive Officer
Momentum Biofuels, Inc.
7450 West 52nd Avenue, Suite M-115
Arvada, CO 80002

   RE: **Momentum Biofuels, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed April 15, 2010
      File No. 50619

Dear Mr. Sharp:

We have completed our review of your filings and do not have any further comments at
this time.

           Sincerely,

           Terence O'Brien
           Accounting Branch Chief